                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF MAY, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X    Form 40-F
               -----            -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
        -----     -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .)
                                                  -------



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                                 CNH GLOBAL N.V.


Form 6-K for the month of May, 2001

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of April and Cumulative for 4 Months, 2001, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of March 2001 Relative to Industry Results or Levels, Compared with Prior Year Periods.








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                                                                     [CNH LOGO]


                                 CNH Global N.V.
                                  ---------------

                Summary North American Retail Unit Sales Activity
              For Selected Agricultural and Construction Equipment,
          During the Month of April and Cumulative for 4 Months, 2001,
            And Indicators of North American Dealer Inventory Levels
                            for Selected Agricultural
                       Equipment at the End of March 2001
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute ("EMI") and of the Canadian Farm and Industrial Equipment Institute ("CFIEI").

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                     CNH Global N.V.                 April N.A. Activity

-------------------------------------------------------------------------------
                    SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
-------------------------------------------------------------------------------
                              Total North American    CNH RELATIVE PERFORMANCE
  CATEGORY                          INDUSTRY                 (ALL BRANDS)
-------------------------------------------------------------------------------
  RETAIL UNIT SALES:
  MONTH OF APR. 2001
-------------------------------------------------------------------------------
  Agricultural Tractors:
  under 40 horsepower (2WD)           +12%              Up significantly more
                                                           than the industry
-------------------------------------------------------------------------------
  40 to 100 horsepower (2WD)          +12%              Up significantly more
                                                           than the industry
-------------------------------------------------------------------------------
  over 100 horsepower (2WD)           +12%             Down  mid-single digits
-------------------------------------------------------------------------------
  4 wheel drive tractors              +23%              Up moderately more
                                                           than the industry
-------------------------------------------------------------------------------
  Total tractors                      +13%              Up significantly more
                                                           than the industry
-------------------------------------------------------------------------------
  Combines                             (8%)            Down significantly more
                                                           than the industry
-------------------------------------------------------------------------------
  Loader/backhoes                     (21%)            Down, in line with the
                                                              industry
-------------------------------------------------------------------------------
  Skid Steer Loaders                   (9%)              Up mid-single digits
-------------------------------------------------------------------------------
  Total Heavy
  Construction Equipment              (18%)              Down moderately more
                                                           than the industry
-------------------------------------------------------------------------------
  RETAIL UNIT SALES:
  4 MONTHS, 2001
-------------------------------------------------------------------------------
  Agricultural Tractors:
  under 40 horsepower (2WD)           +10%             Up moderately more than
                                                             the industry
-------------------------------------------------------------------------------
  40 to 100 horsepower (2WD)           +9%              Down mid-single digits
-------------------------------------------------------------------------------
  over 100 horsepower (2WD)           +10%             Down high single digits
-------------------------------------------------------------------------------
  4 wheel drive tractors              +17%               Up significantly more
                                                           than the industry
-------------------------------------------------------------------------------
  Total tractors                      +10%               Up mid-single digits
-------------------------------------------------------------------------------
  Combines                            +27%             Down  high double digits
-------------------------------------------------------------------------------
  Loader/backhoes                     (24%)              Down moderately more
                                                           than the industry
-------------------------------------------------------------------------------
  Skid Steer Loaders                  (12%)             Down mid single digits
-------------------------------------------------------------------------------
  Total Heavy
  Construction Equipment              (16%)              Down in line with the
                                                                industry
-------------------------------------------------------------------------------
  DEALER INVENTORIES:
  END OF MARCH 2001
-------------------------------------------------------------------------------
   Agricultural Tractors:
    under 40 horsepower (2WD)   9.4 months supply       > 1 month lower than
                                                             the industry
-------------------------------------------------------------------------------
  40 to 100 horsepower (2WD)    6.7 months supply         About 1/2 month lower
                                                          than the industry
-------------------------------------------------------------------------------
   over 100 horsepower (2WD)    5.5 months supply         1 month lower than
                                                             the industry
-------------------------------------------------------------------------------
   4 wheel drive tractors       5.1 months supply       > 1 month lower than
                                                             the industry
-------------------------------------------------------------------------------
   Total  tractors              8.0 months supply       > 1 month lower than
                                                             the industry
-------------------------------------------------------------------------------
   Combines                     3.3 months supply         1 month higher than
                                                             the industry
-------------------------------------------------------------------------------


Dated: May 15, 2001

                             APRIL 2001 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                         (REPORT RELEASED MAY 11, 2001)


   ------------------------------------------------------------------------------------
                                                                                2001
                   APRIL     APRIL     %                               %     U.S. FIELD
     EQUIPMENT
                    2001     2000     CHG.  Y-T-D 2001  Y-T-D 2000    CHG.    INVENTORY
                                                                                 (*)
   ------------------------------------------------------------------------------------
     2 WHEEL
     DRIVE
   ------------------------------------------------------------------------------------
     UNDER 40 HP   10,486    9,326   12.40%   24,758       22,635     9.40%      65,476
   ------------------------------------------------------------------------------------
     40 & Under     5,661    5,062   11.80%   15,486       14,116     9.70%      28,201
     100 HP
   ------------------------------------------------------------------------------------
     100 HP &       2,795    2,558    9.30%    7,438        6,906     7.70%       7,065
     Over
   ------------------------------------------------------------------------------------
     TOTAL         18,942   16,946   11.80%   47,682       43,657     9.20%     100,742
   ------------------------------------------------------------------------------------

   ------------------------------------------------------------------------------------
     4 WHEEL          610      493   23.70%    1,492        1,235    20.80%       1,295
     DRIVE
   ------------------------------------------------------------------------------------

   ------------------------------------------------------------------------------------
     TOTAL FARM    19,552   17,439   12.10%   49,174       44,892     9.50%     102,037
     WHEEL
     TRACTORS
   ------------------------------------------------------------------------------------

   ------------------------------------------------------------------------------------
     COMBINES         361      393   -8.10%    1,376        1,034    33.10%       1,532
     (SELF-
     PROPELLED)
   ------------------------------------------------------------------------------------


[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeanine Conwell, EMI Director of Statistics or Mary Matimore, EMI Statistical Assistant.

                        EQUIPMENT MANUFACTURERS INSTITUTE
                  10 S. Riverside Plazao Chicago, IL 60606-3710
                     Phone: 312-321-1470 Fax: 312-321-1480
                               E-mail: emi@emi.org

           Copyright(C)2001 by the Equipment Manufacturers Institute.
                              All rights reserved.



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                                  [CFIEI LOGO]


                             APRIL 2001 FLASH REPORT
                      CANADA REPORT - RETAIL SALES IN UNITS
                         (Report released May 14, 2001)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

-------------------------------------------------------------------------------
                         APRIL                APRIL               MARCH
                                           YEAR-TO-DATE
-------------------------------------------------------------------------------
                                                              2001      2000
    EQUIPMENT      2001   2000    %     2001   2000    %    CANADIAN  CANADIAN
                                 CHG.                 CHG.  (FIELD)    (FIELD)
                                                           INVENTORY  INVENTORY
-------------------------------------------------------------------------------
2 WHEEL
TRACTORS
-------------------------------------------------------------------------------
UNDER 40 HP        475    447   6.3%  1,185  1,058   12.0%   3,791     2,948
-------------------------------------------------------------------------------
40& UNDER 100 HP   699    598  16.9%  1,825  1,708    6.9%   3,759     3,743
-------------------------------------------------------------------------------
100 HP & OVER      501    386  29.8%  1,125    911   23.5%   1,599     1,392
-------------------------------------------------------------------------------
TOTAL            1,675  1,431  17.1%  4,135  3,677   12.5%   9,149     8,083
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
4 WD TRACTORS      117     97  20.6%    223    234   -4.7%     256       211
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
TOTAL FARM       1,792  1,528  17.3%  4,358  3,911   11.4%   9,405     8,294
WHEEL TRACTORS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
COMBINES            49     54  -9.3%    190    199   -4.5%     455       573
(SELF-PROPELLED)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                           720 Guelph Line, Suite 307
                      Burlington, Ontario, Canada, L7R 4E2
                    Phone: 905-632-8483 (*) Fax: 905-632-7138
                              E-Mail: info@cfiei.ca

        Copyright(C)2001 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: MAY 14, 2001

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                CNH Global N.V.



                                By:  /s/ Debra E. Kuper
                                     -------------------------------------
                                                Debra E. Kuper
                                              Assistant Secretary



May 16, 2001